Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated August 9, 2021

Relating to Preliminary Prospectus Supplement dated August 9, 2021 and

Prospectus dated June 1, 2020

Registration No. 333-236574 and 811-22432

Oxford Lane Capital Corp.

6.00% Term Preferred Series 2029

Final Pricing Term Sheet

August 9, 2021

The following sets forth the final terms of the 6.00% Term Preferred Series 2029 (the “Shares”) and should only be read together with the preliminary prospectus supplement dated August 9, 2021, together with the accompanying prospectus dated June 1, 2020 relating to the Shares (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet in qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Oxford Lane Capital Corp.

Title of the Securities:	6.00% Series 2029 Preferred Stock (the “Shares”)

Initial Number of Shares Being Offered:	2,400,000

Option to Purchase Additional Shares:	Up to an additional 360,000 Shares within 30 days

Underwriting Discount:	$0.78125 per Share; $1,875,000 total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, before Expenses:	$24.21875 per Share; $58,125,000 total (assuming the over-allotment option is not exercised)

Initial Public Offering Price:	$25.00 per Share

Liquidation Preference:	$25.00 per Share

Principal at Time of Payment:	100% of the aggregate Liquidation Preference; payable on the term redemption date.

Dividend Rate:	6.00% per annum

Day Count:	30/360

Original Issue Date:	August 17, 2021

Term Redemption Date:	August 31, 2029

Date Dividends Start Accruing:	August 17, 2021

Dividend Payment Date:	Last business day of each month, when, and if declared by the Board of Directors out of funds legally available for payment, beginning September 30, 2021.

Dividend Periods:	The initial dividend period will be the period from and including August 17, 2021, to, and including, the initial dividend payment date (September 30, 2021), and monthly thereafter.

Regular Record Dates for Dividend:	The date designated by the Board of Directors that is not less than 10, nor more than 20, calendar days prior to the applicable payment date.

Optional Redemption:	The Shares may be redeemed in whole or in part at any time or from time to time at Issuer’s option on or after August 31, 2024 upon not less than 30 days nor more than 45 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the Liquidation Preference of the Shares to be redeemed plus accrued and unpaid dividend payments otherwise payable thereon for the then-current monthly dividend period accrued to the date fixed for redemption.

Repayment at Option of Holders:	Holders will not have the option to have the Shares redeemed prior to the term redemption date.

Listing:	Issuer intends to list the Shares on the NASDAQ Global Select Market, within 30 days of the original issue date under the trading symbol "OXLCO."

Rating* CUSIP / ISIN:	Egan-Jones Ratings Company: BBB- 691543 805/ US6915438054

Joint Book-Running Managers:	Ladenburg Thalmann & Co. Inc., B. Riley Securities, Inc., InspereX LLC and William Blair & Company, L.L.C.

Lead Managers:	Compass Point Research & Trading, LLC and Wedbush Securities Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**	Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Sahres on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Shares initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Shares who wish to trade the Shares on the date of pricing or the next two succeeding business days should consult their own advisor.

The issuer has filed a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for this offering.

The Pricing Term Sheet, the Preliminary Prospectus, and the pricing press release are not offers to sell or the solicitation of offers to buy, nor will there be any sale of the Shares referred to in this press release in any jurisdiction where such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

A shelf registration statement relating to these securities is on file with and has been declared effective by the U.S. Securities and Exchange Commission. The offering may be made only by means of a prospectus and a related preliminary prospectus supplement, copies of which may be obtained from Ladenburg Thalmann, Attn: Syndicate Department, 640 5th Ave., 4th Floor, New York, NY 10019, or by emailing prospectus@ladenburg.com (telephone number 1-800-573-2541); B. Riley Securities, Inc., Attn: Prospectus Department, 1300 17th Street North, Suite 1300, Arlington, VA 22209 or by e-mailing prospectuses@brileyfin.com (or by calling (800) 846-5050); InspereX LLC, Attn: Syndicate Department, 25 SE 4th Avenue, Suite 400, Delray Beach, FL 33483, or by emailing prospectus_requests@incapital.com (telephone number 1-800-327-1546); William Blair & Company, L.L.C., Attention: Prospectus Department, 150 North Riverside Plaza, Chicago IL 60606, or by telephone at 1-800-621-0687 or email at prospectus@williamblair.com.

Investors are advised to carefully consider the investment objective, risks and charges and expenses of the Company before investing. The preliminary prospectus supplement, dated August 9, 2021, and the accompanying prospectus, dated June 1, 2020, each of which has been filed with the Securities and Exchange Commission, contain a description of these matters and other important information about the Company and should be read carefully before investing.